Exhibit 99.1

IR-381

FANHUA Provides Select Preliminary Financial Results and Schedules to

Report Third Quarter 2023 Financial Results on November 20, 2023

GUANGZHOU, China, October 24, 2023 (GLOBE NEWSWIRE) -- FANHUA Inc. (“FANHUA” or “the Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today provides select preliminary financial results for the third quarter of 2023.

Based on its preliminary estimates, the Company is expected to recognize an unrealized investment gain of approximately US$22.5 million, or RMB164 million, in the third quarter 2023, following the recent listing of a company in which FANHUA owns 2.8% equity interest. Taking this unrealized investment gain into account, the Company’s net income attributable to shareholders for the third quarter 2023 is estimated to increase significantly. Further details of our financial performance over the third quarter of 2023 will be provided on November 20, 2023.

Its full-year guidance of no less than 50% year-over-year increase in operating income in 2023 remains unchanged.

The preliminary unaudited results provided in this release are derived from preliminary internal financial reports and are subject to revision based on the Company’s procedures and controls associated with the completion of its third quarter 2023 financial reporting.

Conference Call

The Company is scheduled to report its third quarter 2023 results on November 20, 2023 Eastern Standard Time.

A conference call will be hosted by the management to discuss the third quarter 2023 financial results at:

Time: 8:00 p.m. Eastern Standard Time on November 20, 2023

or 9:00 a.m. Beijing/Hong Kong Time on November 21, 2023

Speakers: Mr. Yinan Hu, chairman and chief executive officer;

Mr. Ben Lin, co-chairman and chief strategy officer;

Mr. Peng Ge, chief financial officer; and

Mr. Lichong Liu, chief operating officer

Please pre-register online in advance to join the conference call by navigating to the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call details will be provided upon registration.

https://register.vevent.com/register/BIf20d116c9e8d48fb981b734c1aae6e2d

Additionally, a live and archived webcast of the conference call will be available at Fanhua’s investor relations website:

https://edge.media-server.com/mmc/p/c9t3fais

IR-381

About FANHUA Inc.

Driven by its digital technologies and professional expertise in the insurance industry, FANHUA Inc. is the leading independent financial service provider in China, focusing on providing insurance-oriented family asset allocation services that covers customers’ full lifecycle and a one-stop service platform for individual sales agents and independent insurance intermediaries.

With strategic focus on long-term life insurance products, we offer a broad range of insurance products, claims adjusting services and various value-added services to meet customers’ diverse needs, through an extensive network of digitally empowered sales agents and professional claims adjustors. We also operate Baowang (www.baoxian.com), an online insurance platform that provides customers with a one-stop insurance shopping experience.

As of June 30, 2023, our distribution and service network consisted of 606 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 89 service outlets covering 31 provinces.

For more information about FANHUA Inc., please visit http://ir.fanhgroup.com.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about FANHUA and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and FANHUA undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although FANHUA believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by FANHUA is included in FANHUA’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

FANHUA Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@fanhgroup.com

Source: FANHUA Inc.